Exhibit 99.1

ReNew Announces Results for the Third Quarter

of Fiscal 2025 (Q3 FY25) and Nine Months of Fiscal 2025,

both ended December 31, 2024

February 18, 2025: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q3 FY25 and nine months ended December 31, 2024.

Highlights:

•
As of December 31, 2024, the Company’s portfolio consisted of ~17.4 GWs, compared to ~13.8 GWs as of December 31, 2023.
•
The Company’s commissioned capacity has increased 25.5% year-over-year to ~10.7 GWs as of December 31, 2024. Subsequent to the end of the quarter, the Company has commissioned 92 MWs of wind capacity, taking the total commissioned capacity to ~10.8 GWs.
•
Total Income (or total revenue) for Q3 FY25 was INR 21,198 million (US$ 248 million), compared to INR 19,290 million (US$ 225 million) for Q3 FY24. Revenue from sale of power for Q3 FY25 was INR 14,991 million (US$ 175 million), compared to INR 15,026 million (US$ 176 million) for Q3 FY24. Net loss for Q3 FY25 was INR 3,879 million (US$ 45 million) compared to INR 3,216 million (US$ 38 million) for Q3 FY24. Adjusted EBITDA for Q3 FY25 was INR 13,882 million (US$ 162 million), as against INR 12,509 million (US$ 146 million) for Q3 FY24.
•
Total Income (or total revenue) for the first nine months of FY25 was INR 75,911 million (US$ 887 million), compared to INR 72,414 million (US$ 846 million) for the first nine months of FY24. Revenue from sale of power for the first nine months of FY25 was INR 64,375 million (US$ 752 million), compared to INR 61,314 million (US$ 717 million) for the first nine months of FY24. Net profit for the first nine months of FY25 was INR 1,454 million (US$ 17 million) compared to INR 3,538 million (US$ 41 million) for the first nine months of FY24. Adjusted EBITDA for the first nine months of FY25 was INR 57,070 million (US$ 667 million), as against INR 52,406 million (US$ 613 million) for the first nine months of FY24.
•
Total income (or total revenue) for the first nine months of FY25 includes external sales from our module and cell manufacturing operations amounting to INR 3,459 million (US$ 40 million). Net profit and Adjusted EBITDA for the first nine months of FY25 from external sales from our module and cell manufacturing operations was INR 423 million (US$ 5 million) and INR 597 million (US$ 7 million) respectively.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 85.55 to US$ 1.00. See note 1 for more information.

•
A non-binding offer was received by ReNew on December 11, 2024 from CPP Investments, ADIA, Masdar and Sumant Sinha (Founder, Chairman & CEO of ReNew), collectively the ‘Consortium’ to acquire the entire issued and to be issued share capital of ReNew not already owned by members of the Consortium, for a cash consideration of $7.07 per share. A Special Committee was formed of independent directors to evaluate this offer and discussions with the Consortium are ongoing.

Key Operating Metrics

As of December 31, 2024, our total portfolio consisted of ~17.4 GWs and commissioned capacity was ~10.7 GWs, of which ~4.8 GWs were wind, ~5.8 GWs were solar and 99 MWs were hydro. Our commissioned capacity increased 25.5% year-over-year, net of the 400 MWs of assets sold in FY24 as part of our capital recycling strategy.

In Q3 FY25, we commissioned 559 MWs, of which 7 MWs was wind and 552 MWs was solar capacity. Subsequent to the end of the quarter, the Company commissioned 92 MWs of wind capacity, taking the total commissioned capacity to ~10.8 GWs. In the first nine months of FY25, we commissioned 1,168 MWs, of which 48 MWs was wind and 1,120 MWs was solar capacity.

Electricity Sold

Total electricity sold in Q3 FY25 was 4,125 million kWh, an increase of 12.6% over Q3 FY24. Electricity sold in Q3 FY25 from wind assets was 1,431 million kWh, a decrease of 11.7% over Q3 FY24. Electricity sold in Q3 FY25 from solar assets was 2,607 million kWh, an increase of 32.3% over Q3 FY24. Electricity sold in Q3 FY25 from hydro assets was 86 million kWh, an increase of 23.2% over Q3 FY24.

Total electricity sold in the first nine months of FY25 was 16,561 million kWh, an increase of 11.7% over the first nine months of FY24. Electricity sold in the first nine months of FY25 from wind assets was 8,425 million kWh, an increase of 4.6% over the first nine months of FY24. Electricity sold in the first nine months of FY25 from solar assets was 7,741 million kWh, an increase of 20.6% over the first nine months of FY24. Electricity sold in the first nine months of FY25 from hydro assets was 395 million kWh, an increase of 10.9% over the first nine months of FY24.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for Q3 FY25 for wind assets was 13.5%, compared to 17.0% for Q3 FY24. The PLF for Q3 FY25 for solar assets was 21.9% compared to 22.2% for Q3 FY24.

Our weighted average PLF for the first nine months of FY25 for wind assets was 26.7%, compared to 29.1% for the first nine months of FY24. The PLF for the first nine months of FY25 for solar assets was 23.5% compared to 24.3% for the first nine months of FY24.

Total Income

Total Income for Q3 FY25 was INR 21,198 million (US$ 248 million), an increase of 9.9% over Q3 FY24. Total income benefited from higher revenue owing to the increase in operational capacity but was offset by lower resource availability, lower merchant tariffs, and revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy. Q3 FY25. Total Income includes finance income and fair value change in share warrants of INR 1,508 million (US$ 18 million) as compared to INR 1,604 million (US$ 19 million) in Q3 FY24.

Total Income for Q3 FY25 also includes external sales from our module and cell manufacturing operations amounting to INR 3,110 million (US$ 36 million).

Total Income for the first nine months of FY25 was INR 75,911 million (US$ 887 million), an increase of 4.8% over the first nine months of FY24. Total income benefitted from higher revenue owing to the increase in operational capacity but was offset by lower resource availability, lower late payment surcharge from customers, lower merchant tariffs and revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy. Total Income for the first nine months of FY25 includes finance income and fair value change in share warrants of INR 4,091 million (US$ 48 million) as compared to INR 4,288 million (US$ 50 million) in the first nine months of FY24.

Total Income for the first nine months of FY25 also includes external sales from our module and cell manufacturing operations amounting to INR 3,459 million (US$ 40 million).

Raw Materials And Consumables Used

Raw Materials and Consumables Used for Q3 FY25 was INR 2,575 million (US$ 30 million), compared to INR 1,012 million (US$ 12 million) for Q3 FY24. Raw Materials and Consumables Used for Q3 FY25 includes consumption directly attributable to external sales from our module and cell manufacturing operations amounting to INR 2,358 million (US$ 28 million).

Raw Materials and Consumables Used for the first nine months of FY25 was INR 3,225 million (US$ 38 million), compared to INR 2,744 million (US$ 32 million) for the first nine months of FY24. Raw Materials and Consumables Used for the first nine months of FY25 includes consumption directly attributable to external sales from our module and cell manufacturing operations amounting to INR 2,643 million (US$ 31 million).

Employee Benefits Expense

Employee benefits expense for Q3 FY25 was INR 816 million (US$ 10 million), a decrease of 38.3% over Q3 FY24, driven by lower employee share based payments of INR 196 million (US$ 2 million) in Q3 FY24 compared to INR 509 million (US$ 6 million) in Q3 FY24.

Employee benefits expense for the first nine months of FY25 was INR 3,409 million (US$ 40 million), a decrease of 5.8% over the first nine months of FY24, driven by lower employee share-based payments of INR 1,003 million (US$ 12 million) in the first nine months of FY25 compared to INR 1,203 million (US$ 14 million) in the first nine months of FY24.

Employee benefits expense for Q3 FY25 includes expense attributable to external sales from our module and cell manufacturing operations amounting to INR 31 million (US$ 0.4 million). Attributable employee benefits expense for external sales from our module and cell manufacturing operations for the first nine months of FY25 was INR 44 million (US$ 0.5 million).

Other Expenses

Other Expenses for Q3 FY25 were INR 2,612 million (US$ 31 million), a decrease of 22.1% over Q3 FY24. The decrease was primarily due to lower non-cash provisioning for contractual obligations and lower overheads driven by cost optimization measures.

Other Expenses for the first nine months of FY25 were INR 9,119 million (US$ 107 million), a decrease of 13.6% over the first nine months of FY24. The decrease was primarily due to lower non-cash provisioning for contractual obligations and lower overheads driven by cost optimization measures.

Other Expenses for Q3 FY25 includes expense attributable to external sales from our module and cell manufacturing operations for Q3 FY25 amounting to INR 144 million (US$ 2 million). Attributable Other Expenses for external sales from our module and cell manufacturing operations for the first nine months of FY25 was INR 157 million (US$ 2 million).

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q3 FY25 was INR 12,877 million (US$ 151 million), an increase of 9.2% over Q3 FY24. The increase in finance costs was primarily due to due to an increase in finance cost in line with increase in operational assets from the previous year, partially offset by lower mark-to-market impact, driven by our effective hedging strategy on foreign currency borrowings and refinancing driven savings.

Finance costs and fair value change in derivative instruments for the first nine months of FY25 was INR 37,689 million (US$ 441 million), an increase of 5.2% over the first nine months of FY24. The increase in finance costs was primarily due to an increase in finance cost in line with increase in operational assets from the previous year, partially offset by lower mark-to-market impact, driven by our effective hedging strategy on foreign currency borrowings and refinancing driven savings.

Finance costs and fair value change in derivative instruments for Q3 FY25 includes expense attributable to external sales from our module and cell manufacturing operations amounting to INR 44 million (US$ 0.5 million). Attributable finance costs for external sales from our module and cell manufacturing operations for first nine months was INR 50 million (US$ 0.6 million).

Net Profit/ Loss

The net loss for Q3 FY25 was INR 3,879 million (US$ 45 million) compared to INR 3,216 million (US$ 38 million) for Q3 FY24. The increase was primarily due to lower resource availability and revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy, partially offset by a decrease in operational expenses.

The net profit for the first nine months of FY25 was INR 1,454 million (US$ 17 million) compared to INR 3,538 million (US$ 41 million) for the first nine months of FY24. The decrease was primarily due to lower resource availability, lower late payment surcharge from customers, lower merchant tariffs, revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy and lower finance income, partially offset by a decrease in operational expenses.

Net profit for Q3 FY25 and for the first nine months of FY25 attributable to external sales from our module and cell manufacturing operations amounted to INR 402 million (US$ 5 million) and INR 423 million (US$ 5 million) respectively.

Adjusted EBITDA

Adjusted EBITDA for Q3 FY25 was INR 13,882 million (US$ 162 million) compared to INR 12,509 million (US$ 146 million) for Q3 FY24, an increase of 11% year on year.

Adjusted EBITDA for the first nine months of FY25 was INR 57,070 million (US$ 667 million) compared to INR 52,406 million (US$ 613 million) for the first nine months of FY24, an increase of 8.9% year on year.

Adjusted EBITDA Q3 FY25 and for the first nine months of FY25 attributable to external sales from our module and cell manufacturing operations amounted to INR 561 million (US$ 7 million) and INR 597 million (US$ 7 million) respectively.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Guidance

We continue to expect installation of between 1,900 to 2,400 MWs by the end of Fiscal Year 2025, including ~600 MWs, which is subject to timely regulatory approvals and build out of evacuation infrastructure. We are revising our FY25 Adjusted EBITDA and CFe guidance primarily on account of lower resource availability impact observed in the first nine months of FY25.

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY25	INR 74 – INR 78 billion	INR 11 – INR 13 billion

We have updated our run rate guidance for the current 17.4 GW committed portfolio, up from 16.3 GW in Q2 FY25:-

Run rate Adjusted EBITDA	Cash Flow to equity (CFe)
INR 127 – INR 133 billion	INR 33 – INR 37 billion

Cash Flow

Cash generated from operating activities for Q3 FY25 was INR 18,485 million (US$ 216 million), compared to INR 18,850 million (US$ 220 million) for Q3 FY24. The decrease was driven by higher operating loss, partially offset by lower working capital deployment. Cash generated from operating activities for the first nine months of FY25 was INR 48,557 million (US$ 568 million), compared to INR 51,249 million (US$ 599 million) for the first nine months of FY24. The decrease was driven by lower resource availability and higher working capital deployment, partially offset by higher income tax refunds in the first nine months of FY25.

Cash used in investing activities for Q3 FY25 was INR 21,132 million (US$ 247 million), compared to INR 40,400 million (US$ 472 million) for Q3 FY24. Cash was primarily used for investment in renewable energy projects. Cash used in investing activities for the first nine months of FY25 was INR 81,527 million (US$ 953 million), compared to INR 133,27 million (US$ 1,558 million) for the first nine months of FY24. Cash was primarily used for investment in renewable energy projects.

Cash generated from financing activities for Q3 FY25 was INR 6,143 million (US$ 72 million), compared to INR 53,028 million (US$ 620 million) in Q3 FY24. The decrease was primarily due to lower proceeds (net of repayments) from project financing and higher interest paid during Q3 FY25. Cash generated from financing activities for the first nine months of FY25 was INR 27,476 million (US$ 321 million), compared to INR 99,732 million (US$ 1,166 million) in the first nine months of FY24. The decrease was primarily due to lower proceeds (net of repayments) from project financing and higher interest paid during the first nine months of FY25

Capital Expenditure

In Q3 FY25, we commissioned 7 MWs of wind and 552 MWs of solar projects for which our capex was INR 26,496 million (US$ 310 million). In the first nine months of FY25, we commissioned 48 MWs of wind and 1,120 MWs of solar projects for which our capex was INR 55,388 million (US$ 647 million).

In Q3 FY25 and the first nine months of FY25, we also commissioned 150 MWh of battery storage for our renewable energy projects for which our capex was INR 4,986 million (US$ 58 million).

Liquidity Position

As of December 31, 2024, we had INR 84,070 million (US$ 983 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 21,482 million (US$ 251 million), bank balances other than cash and cash equivalents of INR 59,563 million (US$ 696 million) and deposits with maturities of more than twelve months (forming part of other financial assets) of INR 3,025 million (US$ 35 million).

Net Debt

Net debt as of December 31, 2024, was INR 639,279 million (US$ 7,473 million). Net debt as of December 31, 2024, also includes investment from JV partners for renewable energy projects in the form of convertible debentures amounting to INR 22,620 (US$ 264 million) and net debt for solar module manufacturing amounting to INR 12,738 million (US$ 149 million).

Receivables

Total receivables as of December 31, 2024, were INR 23,669 million (US$ 277 million), of which INR 6,889 million (US$ 81 million) was unbilled and other receivables. The Days Sales Outstanding (“DSO”) were 72 days as of December 31, 2024, as compared to 86 days as of December 31, 2023, an improvement of 14 days year-on-year.

Cash Flow to Equity (CFe)

Cash Flow to Equity (“CFe”) for Q3 FY25 was INR 765 million (US$ 9 million), compared to INR 2,392 million (US$ 28 million) for Q3 FY24 due to due to higher repayment of project, corporate and manufacturing related borrowings.

CFe for the first nine months of FY25 was INR 16,448 million (US$ 192 million), compared to INR 21,756 million (US$ 254 million) for the first nine months of FY24 due to higher repayment of project, corporate and manufacturing related borrowings.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Non-Binding Offer received in December 2024

On December 11, 2024 the Company announced that it has received a non-binding proposal dated December 10, 2024 from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to

acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$7.07 per share.

The ReNew Board of Directors have formed a Special Committee (“Special Committee”) led by Manoj Singh, the Lead Independent Director, consisting of the six independent non-executive ReNew Directors to consider the non-binding proposal.

The role of the Special Committee is to constructively explore and evaluate all strategic capitalization / financing opportunities available to the Company, including the proposal received from the Consortium, and act in the interests of all shareholders. To assist in these efforts, the Special Committee has retained an independent financial advisor, Rothschild & Co and independent legal counsel, Linklaters LLP.

Discussions between the Special Committee and the Consortium are ongoing. While the Special Committee’s evaluations are underway, ReNew management’s primary focus will be to continue to ensure the effective management of the Company and in addition, contribute to the evaluation process, as required by the Special Committee.

No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the proposal received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EST (7:00 PM IST) on February 19, 2025. The conference call can be accessed live at: https://edge.media-server.com/mmc/p/khhdygcm or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 85.55 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. The Company cautions readers of this press release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics, and our expectations regarding any proposal received from the Consortium, including the timing or terms of any transaction with the Consortium or any other alternative transactions.

The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time, including Renew Energy Global's annual report on Form 20-F filed with the SEC on July 30, 2024. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~17.4 GWs on a gross basis as of February 18, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

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RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at December 31,
	2024	2024	2024
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	678,600	748,004	8,743
Intangible assets	37,883	36,776	430
Right of use assets	12,898	14,508	170
Investment in jointly controlled entities	2,862	4,123	48
Trade receivables	8,087	7,499	88
Investments	823	924	11
Other financial assets	6,800	10,842	127
Deferred tax assets (net)	5,556	6,493	76
Tax assets	8,172	6,883	80
Contract assets	1,500	1,876	22
Other non-financial assets	6,317	9,192	107
Total non-current assets	769,498	847,120	9,902
Current assets
Inventories	1,689	2,507	29
Trade receivables	13,769	16,170	189
Investments	1,502	0	0
Cash and cash equivalents	27,021	21,482	251
Bank balances other than cash and cash equivalents	50,706	59,563	696
Other financial assets	4,671	5,068	59
Contract assets	216	403	5
Other non-financial assets	4,863	6,742	79
	104,437	111,935	1,308
Assets held for sale	—	120	1
Total current assets	104,437	112,055	1,310
Total assets	873,935	959,175	11,212
Equity and liabilities
Equity
Issued capital	4,808	4,808	56
Share premium	154,153	154,162	1,802
Retained losses	(56,433)	(56,748)	(663)
Other components of equity	2,689	5,551	65
Equity attributable to equity holders of the parent	105,217	107,773	1,260
Non-controlling interests	16,480	18,157	212
Total equity	121,697	125,930	1,472
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	565,861	597,067	6,979
Lease liabilities	7,477	8,222	96
Other financial liabilities	7,011	5,570	65
Provisions	10,508	11,572	135
Deferred tax liabilities (net)	18,705	23,988	280
Other non-financial liabilities	632	1,017	12
Total non-current liabilities	610,194	647,436	7,568
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	81,455	126,282	1,476
- Interest accrued	2,957	6,025	70
Lease liabilities	868	1,021	12
Trade payables	9,094	8,065	94
Other financial liabilities	42,571	40,631	475
Tax liabilities (net)	429	833	10
Other non-financial liabilities	4,670	2,894	34
	142,044	185,751	2,171
Liabilities directly associated with the assets held for sale	—	58	1
Total current liabilities	142,044	185,809	2,172
Total liabilities	752,238	833,245	9,740
Total equity and liabilities	873,935	959,175	11,212

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended December 31,			For the nine months ended December 31,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	15,993	18,472	216	63,199	68,018	795
Other operating income	487	73	1	789	530	6
Late payment surcharge from customers	566	—	—	1,423	7	0
Finance income	1,604	1,243	15	4,288	3,567	42
Other income	640	1,145	13	2,715	3,265	38
Change in fair value of warrants	—	265	3	—	524	6
Total income	19,290	21,198	248	72,414	75,911	887
Expenses
Raw materials and consumables used	1,012	2,575	30	2,744	3,225	38
Employee benefits expense	1,323	816	10	3,619	3,409	40
Depreciation and amortisation	4,425	5,233	61	13,051	15,296	179
Other expenses	3,351	2,612	31	10,560	9,119	107
Finance costs and fair value change in derivative instruments	11,787	12,877	151	35,817	37,689	441
Change in fair value of warrants	597	—	—	430	—	—
Total expenses	22,495	24,113	282	66,221	68,738	803
Profit / (loss) before share of profit of jointly controlled entities and tax	(3,205)	(2,915)	(34)	6,193	7,173	84
Share of loss of jointly controlled entities	(49)	(31)	(0)	(134)	(154)	(2)
Profit / (loss) before tax	(3,254)	(2,946)	(34)	6,059	7,019	82
Income tax expense
Current tax	53	(137)	(2)	875	1,220	14
Deferred tax	(91)	1,070	13	1,646	4,345	51
Profit / (loss) for the period	(3,216)	(3,879)	(45)	3,538	1,454	17
Weighted average number of equity shares in calculating basic EPS	362,988,209	362,679,847	362,679,847	366,469,297	362,653,572	362,653,572
Weighted average number of equity shares in calculating diluted EPS	362,988,209	365,332,726	365,332,726	366,469,297	366,417,975	366,417,975
Earning / (loss) per share
Basic earning / (loss) attributable to ordinary equity holders of the Parent (in INR)	(8.30)	(9.47)	(0.11)	8.63	2.71	0.03
Diluted earning / (loss) attributable to ordinary equity holders of the Parent (in INR)	(8.30)	(9.40)	(0.11)	8.63	2.69	0.03

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended December 31,			For the nine months ended December 31,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit / (loss) before tax	(3,254)	(2,946)	(34)	6,059	7,019	82
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	11,509	12,609	147	35,158	37,103	434
Depreciation and amortisation	4,425	5,233	61	13,051	15,296	179
Change in fair value of warrants	597	(265)	(3)	430	(524)	(6)
Gain on disposal of subsidiaries (net)	(8)	—	(0)	(321)	(18)	(0)
Share based payments	509	195	2	1,203	1,003	12
Interest income	(1,590)	(1,205)	(14)	(4,240)	(3,512)	(41)
Others	273	(657)	(8)	1,445	(1,053)	(12)
Working capital adjustments:
(Increase) / decrease in trade receivables	5,332	4,261	50	6,837	(1,356)	(16)
(Increase) / decrease in inventories	(438)	(749)	(9)	(815)	(828)	(10)
(Increase) / decrease in other financial assets	2,070	474	6	719	(210)	(2)
(Increase) / decrease in other non-financial assets	140	(52)	(1)	(2,535)	(2,017)	(24)
(Increase) / decrease in contract assets	(1,167)	(134)	(2)	(3,225)	(421)	(5)
Decrease / (increase) in other financial liabilities	(27)	2	(0)	—	0	0
Decrease / (increase) in other non-financial liabilities	153	696	8	(3,522)	(1,409)	(16)
Decrease / (increase) in in trade payables	422	1,516	18	1,470	(979)	(11)
Cash generated from operations	18,946	18,978	221	51,714	48,094	562
Income tax refund / (paid) (net)	(96)	(492)	(6)	(465)	463	5
Net cash generated from operating activities (a)	18,850	18,486	216	51,249	48,557	568
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(43,229)	(18,886)	(221)	(118,925)	(75,800)	(886)
Sale of property, plant and equipment	0	(4)	(0)	0	—	—
Investment in deposits having residual maturity more than 3 months and mutual funds	(130,189)	(92,834)	(1,085)	(299,555)	(269,734)	(3,153)
Redemption of deposits having residual maturity more than 3 months and mutual funds	132,379	89,768	1,049	281,259	262,226	3,065
Deferred consideration received during the period	—	—	—	1,115	643	8
Disposal of subsidiaries, net of cash disposed	402	—	—	1,717	4	0
Purchase consideration paid	(593)	—	—	(1,038)	—	—
Proceeds from interest received	843	842	10	2,378	2,558	30
Contribution to investment funds	(13)	(55)	(1)	(105)	(132)	(2)
Loans given	—	(24)	(0)	(108)	(148)	(2)
Investment in jointly controlled entities	—	61	1	(10)	(1,189)	(14)
Net cash used in investing activities (b)	(40,400)	(21,132)	(247)	(133,272)	(81,572)	(954)
Cash flows from financing activities
Shares bought back, held as treasury stock	(1,314)	—	—	(4,819)	—	—
Shares issued during the period	—	5	0	2	9	0
Payment for acquisition of interest from non-controlling interest	(2)	—	—	(137)	—	—
Put options exercised during the period	(1,000)	—	—	(1,000)	—	—
Payment of lease liabilities (including payment of interest expense)	(196)	(166)	(2)	(483)	(510)	(6)
Proceeds from shares and debentures issued by subsidiaries	178	977	11	7,164	1,116	13
Proceeds from interest-bearing loans and borrowings	114,629	87,480	1,023	268,409	287,240	3,358
Repayment of interest-bearing loans and borrowings	(48,173)	(69,088)	(808)	(136,927)	(220,503)	(2,577)
Interest paid (including settlement gain / loss on derivative instruments)	(11,094)	(13,065)	(153)	(32,477)	(39,876)	(466)
Net cash generated from financing activities (c)	53,028	6,143	72	99,732	27,476	321
Net increase / (decrease) in cash and cash equivalents (a) + (b) + (c)	31,478	3,497	41	17,709	(5,539)	(65)
Cash and cash equivalents at the beginning of the period	24,433	17,985	210	38,182	27,021	316
Effects of exchange rate changes on cash and cash equivalents	0	0	0	20	0	0
Cash and cash equivalents at the end of the period	55,911	21,482	251	55,911	21,482	251
Components of cash and cash equivalents
Cash and cheque on hand	1	1	0	1	1	0
Balances with banks:
- On current accounts	16,495	12,516	146	16,495	12,516	146
- Deposits with original maturity of less than 3 months	39,415	8,965	105	39,415	8,965	105
Total cash and cash equivalents	55,911	21,482	251	55,911	21,482	251

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended December 31,			For the nine months ended December 31,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Profit /(loss) for the period	(3,216)	(3,879)	(45)	3,538	1,454	17
Less: Finance income	(1,604)	(1,243)	(15)	(4,288)	(3,567)	(42)
Add: Share in loss of jointly controlled entities	49	31	0	134	154	2
Add: Depreciation and amortisation	4,425	5,233	61	13,051	15,296	179
Add: Finance costs and fair value change in derivative instruments	11,787	12,877	151	35,817	37,689	441
Less: Change in fair value of warrants	597	(265)	(3)	430	(524)	(6)
Add: Income tax expense	(38)	933	11	2,521	5,566	65
Add: Share based payment expense and others related to listing	509	195	2	1,203	1,003	12
Adjusted EBITDA	12,509	13,882	162	52,406	57,070	667

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended December 31,			For the nine months ended December 31,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	12,509	13,882	162	52,406	57,070	667
Add: Finance income	1,604	1,243	15	4,288	3,567	42
Less: Interest paid in cash	(8,481)	(9,085)	(106)	(25,912)	(29,396)	(344)
Add/ less: Tax refund/ (paid)	(96)	(492)	(6)	(465)	463	5
Less: Normalised loan repayment	(3,367)	(5,116)	(60)	(9,914)	(15,080)	(176)
Add/ less: Other non-cash items	223	333	4	1,353	(176)	(2)
Total CFe	2,392	765	9	21,756	16,448	192